August 10, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief, Office of Electronics and Machinery

Re:

Biotricity Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed July 25, 2017

File No. 333-210933

Ladies and Gentlemen:

On behalf of our client, Biotricity Inc. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated August 8, 2017 (the “Comment Letter”), with respect to Amendment No. 7 to the Registration statement on Form S-1 filed by the Company with the Commission on May 5, 2017 (File No. 333-210933) (the “Registration Statement”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.

 Common stock to be outstanding after the offering, page 6

1. Tell us the number of shares that are contingent upon fulfillment of future services. Also tell us the nature of the services and the date on which the services are to be completed.

Response:

The Company has revised the Registration Statement to update it for share issuance activity to August 9, 2017 and has included a more detailed breakdown of amounts disclosed, including the number of shares and warrants that are contingent upon fulfillment of future services, as well the nature and date on which services and their related compensation is to cease.

 U.S. Regulation, page 57

2. Tell us the substance of the feedback you received on your hardware 510(k) application. Also, provide us your analysis of whether that feedback raised any issues that must be disclosed in your prospectus.

Response:

The Company has revised the Registration Statement to specify the feedback it has received.

Executive Compensation, page 65

3. Your Summary Compensation Table indicates that you granted option awards in the most recent period; however, the total number of options in the table on page 67 has not changed from your disclosure in your previous amendment regarding the prior period. Please clarify, and provide the disclosure required by Instruction 1 to Regulation S-K Item 402(n)(2)(v) and (n)(2)(vi); ensure that any references in the disclosure required by that instruction refer to the correct filing.

Response:

The Company has revised the Registration Statement in response to the staff’s comment, including disclosure of option awards within the Executive Compensation table on page 65, to conform to the cited disclosure requirements, and adding explanatory commentary to the table’s footnote number 4.

 * * * * *

We appreciate the Staff’s time and the consideration of the above-referenced responses. Please feel free to contact me should you wish to discuss the above-referenced responses.

Very truly yours,

/s/ David Manno

David B. Manno

cc:

Biotricity Inc.

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